EXHIBIT 99.2

LONCOR RESOURCES INC.
(the "Corporation")

Annual and Special Meeting of Shareholders of the Corporation held on June 27, 2013

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual and special meeting of shareholders of the Corporation held on June 27, 2013 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

		Votes by Proxy
Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Kevin R. Baker	30,853,878	86.99%	4,614,138	13.01%
Maurice J. Colson	35,467,816	99.99%	200	0.001%
Peter N. Cowley	30,853,878	86.99%	4,614,138	13.01%
Arnold T. Kondrat	30,853,878	86.99%	4,614,138	13.01%
Richard J. Lachcik	30,852,878	86.99%	4,615,138	13.01%
William R. Wilson	35,466,816	99.99%	1,200	0.003%

2. Appointment of Auditors

By resolution passed via a show of hands, BDO Canada llp, Chartered Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation.

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation.

4. Advance Notice By-Law

By resolution passed via a show of hands, shareholders confirmed the making of a by-law of the Corporation providing advance notice requirements for the nomination of directors of the Corporation, as described in the Corporation’s management information circular dated May 30, 2013.